December 7, 2007

Mail Stop 4561

By U.S. Mail

Mitchell E. Hersh
President and Chief Executive Officer
Mack-Cali Realty Corporation
343 Thornall Street
Edison, New Jersey 08837-2206

       Re: **Mack-Cali Realty Corporation**
              Definitive 14A
              Filed April 20, 2007
              File No. 001-13274

Dear Mr. Hersh:

       We have completed our review of your executive compensation and related disclosure, and we have no further comments at this time.

       Please note that the company is responsible for the adequacy and accuracy of the disclosure in its filing. We are not approving any proposed disclosure you may have included in your response letter or any disclosure you include in your future filings in response to our comments.

       If you have any further questions regarding our review of your filing, please call me at (202) 551-3401.

                            Sincerely,

                            Jennifer Gowetski
                            Attorney-Advisor

cc: Blake Hornick *(via facsimile)*
        Seyfarth Shaw LLP